FREESEAS INC.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 11, 2012

To the Shareholders of FreeSeas Inc.:

The 2012 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”) will be held on Tuesday, December 11, 2012 at One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, at 17:00 Greek time/10:00 am Eastern Standard Time. The purposes of the Annual Meeting are as follows:

1.	To elect one director of the Company to serve until the 2015 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to amend the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of up to one share for every 12 shares outstanding, with the exact ratio within that range to be determined by the Company's Board of Directors, in its discretion;

3.	To consider and vote upon a proposal to ratify the appointment of Sherb & Co., LLP, as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on November 2, 2012 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Maria Badekas
Secretary

Athens, Greece

November 9, 2012

All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the proxy card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 11, 2012

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, at 17:00 Greek time/10:00 am Eastern Standard Time, on Tuesday, December 11, 2012, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement is being sent to shareholders is November 12, 2012. Shareholders should review the information provided herein in conjunction with our Annual Report on Form 20-F/A (Amendment No. 2) for the year ended December 31, 2011, which accompanies this Proxy Statement. Our offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece, and our telephone number is 011-30-210-452-8770.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Morrow & Co., LLC a fee of approximately $6,000, plus costs and expenses, relating to the solicitation of proxies for the Annual Meeting.

PURPOSES OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.            To elect one director of the Company to serve until the 2015 Annual Meeting of Shareholders;

2.           To consider and vote upon a proposal to amend the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of up to one share for every 12 shares outstanding, with the exact ratio within that range to be determined by the Company's Board of Directors, in its discretion;

3.           To consider and vote upon a proposal to ratify the appointment of Sherb & Co., LLP, as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and

4.          To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board of Directors knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors previously set the close of business on November 2, 2012 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 12,698,970 shares of our common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the amendment to the Company’s Amended and Restated Articles of Incorporation to effect the reverse stock split. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the year ended December 31, 2012 and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

If your shares are held in street name through a bank or broker, your bank or broker may vote your shares under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern the banks and brokers. These circumstances include “routine matters,” such as approval of an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split and the ratification of the appointment of our independent registered public accounting firm described in this Proxy Statement. Thus, if you do not vote your shares with respect to these matters, your bank or broker may vote your shares on your behalf or leave your shares unvoted.

The election of directors is not considered a “routine matter.” Thus, if you do not vote your shares with respect to this matter, your bank or broker may not vote the shares, and your shares will be left unvoted on the matter.

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“Broker non-votes” occur when shares represented by proxies received from a bank or broker are not voted on a matter because the bank or broker did not receive voting instructions from the bank or broker’s customer. Broker non-votes will be treated the same as abstentions, which means the shares will be deemed to be present at the Annual Meeting for purposes of determining whether a quorum exists provided that the shares have been voted on at least one matter. In tabulating the votes for any particular proposal, shares that constitute broker non-votes or abstentions are not considered shares present and entitled to vote with respect to the matter on which the broker has not voted or the abstention has been received. Thus, abstentions and broker non-votes will not have an effect on any of the proposals at this meeting because they will not be counted as votes cast.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board of Directors be divided into three classes. Each class of directors serves a staggered three-year term. George Kalogeropoulos and Didier Salomon, who are in the class whose term expires at the Annual Meeting, are not standing for reelection at the Annual Meeting. As a result, the Board of Directors has determined it is in the best interest of the Company’s shareholders to reduce the size of the Board of Directors to five members and to nominate Xenophon Galinas to fill the vacancy on the Board. Focko Nauta and Keith Bloomfield hold office until the 2013 Annual Meeting, and Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2014 Annual Meeting.

As a result of the reduction in the size of the Board, at the Annual Meeting one director will be elected by the shareholders to serve until the 2015 Annual Meeting or until the director’s successor is duly elected and qualified. The form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board of Directors.

Nominees

The person nominated as director is as follows:

Name	Age	Position with the Company	Term Expires
Xenophon Galinas	56	Director	—

Xenophon Galinas has been nominated to serve on our Board of Directors. From July 2011 to July 2012, Mr. Galinas served as a managing director of Rodman & Renshaw LLC, an investment banking firm. Prior to joining Rodman & Renshaw, Mr. Galinas was a Managing Director and Head of Shipping at the investment banking firm of Morgan Joseph TriArtisan LLC, from September 2009 to June 2011. From February 2007 to August 2009, he served as a non-Executive Chairman of Manhattan Group Partners LLC, a New York-based merchant banking firm focused exclusively on shipping and transportation. From November 1986 to December 1998, he served as President of Olympic Tower Associates, Executive Vice President of Central American Steamship, Inc., and was a member of the Board of Directors of Williston S.A., all of which were management and business operating arms of the Alexander S. Onassis Public Benefit Foundation. Mr. Galinas served for 12 years as head of the Onassis Group’s business activities in the U.S. Mr. Galinas received a M.S. in Marine Engineering from the University of Michigan at Ann Arbor, and an MBA in finance from New York University.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEE FOR ELECTION AS DIRECTOR.

Management

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position	Term Expires
Ion G. Varouxakis	41	Chairman of the Board of Directors, President and Chief Executive Officer	2014
Focko H. Nauta	54	Director	2013
Keith Bloomfield	41	Director	2013
Dimitris Panagiotopoulos	51	Director	2014
Alexandros Mylonas	38	Chief Financial Officer and Treasurer	–
Maria Badekas	40	Secretary	–

Ion G. Varouxakis is one of our founders and is the Chairman of our Board of Directors. He also serves as our President and Chief Executive Officer. In 2003, Mr. Varouxakis founded Free Bulkers, S.A., our manager (the "Manager"), the beginning of a single-vessel, self-financed entrepreneurial venture that led to FreeSeas’ founding and NASDAQ listing in 2005. Prior to founding the Manager, Mr. Varouxakis held since 1997 management positions in private shipping companies operating in the drybulk sector. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is a member of the Hellenic Committee of the Korean Register of Shipping, a member of the Hellenic and Black Sea Committee of Bureau Veritas and an officer of the reserves of the Hellenic Army.

Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.

Keith Bloomfield joined our Board of Directors in 2010. He has over 13 years of experience in mergers and acquisitions, corporate law, and wealth management. He is currently the President and Chief Executive Officer of Forbes Family Trust, a private wealth management firm which he founded in September 2009. From October 2006 to September 2009, he was a Senior Managing Director and Corporate Counsel at Third Avenue Management, a global asset management firm with approximately $16 billion in assets under management. At Third Avenue, he was responsible for mergers and acquisitions, corporate transactions and business development. Prior to joining Third Avenue, he was a corporate attorney with Simpson Thacher & Bartlett LLP. Mr. Bloomfield earned an LL.M (Master of Law) in Taxation from New York University School of Law and a J.D. with honors from Hofstra University School of Law, and graduated summa cum laude with a B.A. in History from Tulane University.

Dimitris Panagiotopoulos joined our Board of Directors in 2007. He is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. Mr. Panagiotopoulos also serves on the board of directors of Seanergy Maritime Holdings Corp. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He was an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.

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Alexandros Mylonas is our Chief Financial Officer and joined us in October 2009. In addition, he has served as our Treasurer since December 2010. Prior to joining FreeSeas, Mr. Mylonas was the Banking Executive of Cardiff Marine Inc., a ship management company managing a fleet of tankers and drybulk carriers including the fleet of DryShips Inc., a company listed on the NASDAQ Global Select Market. From 2005 to 2008, Mr. Mylonas was an Account Manager with the Global Shipping Group of Fortis Bank, an international shipping bank. From 2002 to 2005, Mr. Mylonas was an Investment Associate with NBG Venture Capital, a private equity firm investing in Southeast Europe. Mr. Mylonas holds an MBA in Finance and Supply Chain Management from Michigan State University and a Bachelor of Business Administration from University of Macedonia in Thessaloniki.

Maria Badekas holds a Bachelor in English and European Laws from Essex University (UK) and a Master of Law from University of Cambridge (UK). From 2001 to 2003, she was a political expert to the European Commission, DG Development. From 2003 to 2005, she was a special advisor to the Mayor of Athens and participated in the preparation of the Athens 2004 Olympic Games (international affairs and public relations). Between 2005 and 2006, she was a special advisor to the Minister of the Hellenic Ministry of Foreign Affairs, and from 2006 to 2009, she was a special advisor to the General Secretary for European Affairs of the Hellenic Ministry of Foreign Affairs.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board of Directors oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Ion G. Varouxakis serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Varouxakis is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board of Directors

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold special meetings and act by written consent from time to time as appropriate. During 2011, our Board of Directors held seven meetings. All of our directors attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served. We strongly encourage all directors to attend the Annual Meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

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The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board of Directors are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, corporate governance and nominating committees and corporate governance guidelines are posted in the “Corporate Governance” section of our website at www.freeseas.gr, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee has consisted of Messrs. Nauta, Salomon and Panagiotopoulos, each of whom is an independent director. Following the Annual Meeting, the Board of Directors will appoint a replacement for Mr. Salomon. Mr. Nauta has been designated the “Audit Committee Financial Expert” under the Securities and Exchange Commission (“SEC”) rules and the current listing standards of the NASDAQ Stock Market. The audit committee met four times during the year ended December 31, 2011.

The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the NASDAQ Stock Market and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. The compensation committee did not meet during the year ended December 31, 2011. Currently, we do not pay cash compensation to our executive officers. We have entered into a services agreement with the Manager, pursuant to which it provides us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services.

Nominating Committee

Our nominating committee consists of Messrs. Bloomfield and Panagiotopoulos, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee did not meet independently during the year ended December 31, 2011 or in connection with the Annual Meeting, but instead considered the nominee for re-election at the Annual Meeting along with the full Board.

In connection with the selection and nomination process, the nominating committee, along with the full Board of Directors, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

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Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Corporate Governance Committee

Our corporate governance committee has consisted of Messrs. Salomon and Bloomfield, each of whom is an independent director. Following the Annual Meeting, the Board of Directors will appoint a replacement for Mr. Salomon. The corporate governance committee is responsible for ensuring that we maintain appropriate governance standards. The corporate governance committee did not meet during the year ended December 31, 2011.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board of Directors.

Director Independence

Our securities are listed on the NASDAQ Stock Market and we are exempt from certain NASDAQ listing requirements, including the requirement that our Board be composed of a majority of independent directors. Nevertheless, the Board of Directors has evaluated whether each of Messrs. Nauta, Salomon, Panagiotopoulos, and Bloomfield is an “independent director” within the meaning of the listing rules of the NASDAQ Stock Market. The NASDAQ Stock Market independence definition includes a series of objective tests, such as that the director is not our employee and has not engaged in various types of business dealings with us. In addition, the Board of Directors made a subjective determination as to each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. In making this determination, the Board of Directors reviewed and discussed information provided by each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield with regard to his business and personal activities as they may relate to us and our management. After reviewing the information presented to it, our Board of Directors has determined that each of Messrs. Nauta, Salomon, Panagiotopoulos and Bloomfield is “independent” within the meaning of such rules. Our independent directors will meet in executive session as often as necessary to fulfill their duties. The Board of Directors intends to make a determination with respect to Mr. Galinas' independence following the Annual Meeting.

Shareholder Communication with the Board of Directors

Although our Board of Directors has not adopted a formal procedure for shareholders to communicate in writing with members of the Board of Directors, any such communications received by the Company will be forwarded to our Board of Directors. Because our Board of Directors is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

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•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board of Directors is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Manager

All of the vessels owned by us receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

In June 2011, we entered into an amended and restated management and services agreement with the Manager pursuant to which the monthly technical management fee increased from $16,500 to $18,975 and the monthly services fee increased from $118,500 to $136,275, respectively, effective June 1, 2011.

Each of our ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $18,975 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $400 per day for superintendant attendance and other direct expenses.

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We also pay the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager previously has subcontracted the charter and post charter management of our vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk, an entity affiliated with one Company’s major shareholder. Such sub-management agreement was terminated in March 2012 and the Manager has commenced the provision of the commercial management of our fleet leveraging on its in-house capabilities, systems and network of connections. In addition, we pay a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by us with the assistance of the Manager. In this respect, we paid Free Bulkers $261,000 relating to the sale of the M/V Free Envoy and M/V Free Lady in 2011 and $32,000 relating to the sale of M/V Free Destiny and $488,000 relating to the signing of shipbuilding contracts for the construction of two handysize vessels in 2010. In addition, we have incurred commission expense relating to its commercial agreement with the Manager amounting to $371,000, $728,000 and $752,000 for the years ended December 31, 2011, 2010 and 2009 respectively, included in “Commissions” in the consolidated statements of operations.

We pay, as per our services agreement with the Manager, a monthly fee of $136,275, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. The termination fee as of December 31, 2011 would have been $100,525,000. In connection with the shares to be issued to the Manager in payment of unpaid management and services fees, described below, the Manager has waived its right to terminate the services agreement and receive such termination fee.

Fees and expenses charged by the Manager are included in our consolidated financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the year ended December 31, 2011, 2010 and 2009 amounted to $4,451,000 ($1,900,000 of management fees, $1,609,000 of services fees, $146,000 of superintendent fees, $144,000 for compensation of relocation expenses, $179,000 for other expenses and $473,000 for management fees and supervision expenses for vessels under construction), $3,826,000 ($1,978,000 of management fees, $1,439,000 of services fees, $178,000 of superintendent fees, $117,000 for other expenses and $114,000 for management fees and supervision expenses for vessels under construction) and $3,245,000 ($1,874,000 of management fees, $1,313,000 of services fees and $58,000 of superintendent fees), respectively.

In August and October 2012, we issued 1,660,694 and 2,196,500 shares of the Company’s common stock, respectively to the Manager in payment of the $926,000 and $807,000 in unpaid fees due to the Manager for the first quarter of 2012 and the third quarter of 2012, respectively, under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

On December 31, 2009, the Company granted 70,000 and 50,000 restricted shares to its executive officers and certain of the Manager’s employees vesting in December 2012 and December 2013, respectively. These restricted shares were issued pursuant to the Company’s equity incentive plan. The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the consolidated statement of operations.

The balance due from the Manager as of December 31, 2011 and December 31, 2010 was $563,000 and $1,285,000, respectively. The amount paid to the Manager for office space during the year ended December 31, 2011, 2010 and 2009 was $178,000, $204,000 and $197,000, respectively, and is included in “General and administrative expenses” in the consolidated statements of operations.

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First Business Bank (FBB)

FreeSeas received from FBB, in which one of our major shareholders holds a substantial interest, and in which our Chairman, Chief Executive Officer and President owns a minority interest, a loan of $27,750,000 in December 2009, to refinance our existing loan balance of $21,750,000 with FBB and to receive additional liquidity of up to $6,000,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2011 was $23,237,000. Interest charged under the loan facility for the year ended December 31, 2011, 2010 and 2009 amounts to $812,000, $893,000 and $629,000, respectively, and is included in the "Interest and finance cost" in the consolidated statements of operations. In February, March, April, July and August 2012, we received notices from FBB that the Company is in default under its loan agreement with FBB as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreement. The Company is in discussions to permanently amend the amortization schedule for its loan.

Other Related Parties

We, through our Manager, use from time to time a ship-brokering firm associated with family members of our Chairman, Chief Executive Officer and President for certain of the charters of our fleet. During the year ended December 31, 2011, 2010 and 2009 such ship-brokering firm charged us commissions of $56,000, $175,000 and $48,000, respectively, which are included in “Commissions” in the consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2011 and December 31, 2010 was $84,000 and $98,000, respectively.

In August and October 2012, we issued an aggregate of 199,642 and 326,790 shares of our common stock, respectively, to the non-executive members of our Board of Directors in payment of $31,000 and $30,000, per person in unpaid Board fees for the last three quarters of 2011 and the first three quarters of 2012. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011 and the first three quarters of 2012, respectively, which are the dates that the Board fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the record date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock

.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Ion G. Varouxakis (3)	4,400,134	34.6%
Alexandros Mylonas	50,000	*
Xenophon Galinas	0	0
Focko Nauta	112,286	*
Dimitris Panagiotopoulos	111,286	*
Keith Bloomfield	105,286	*
Maria Badekas	0	0
All directors and executive officers as a group (seven persons) (4)	4,778,992	37.6%
FS Holdings Limited (5)	648,120	5.1%
11 Poseidonos Avenue
16777 Elliniko
Athens, Greece

* Less than 1%.

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(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under warrants or options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 12,698,970 shares of common stock outstanding as of the record date.
(3)	Includes 502,940 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis, 40,000 shares held directly by Mr. Varouxakis and 3,857,194 shares owned by Free Bulkers S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis. Does not include 8,000 shares owned of record by V Estates S.A., which is controlled by his father, or 6,120 shares owned of record by his mother, as to which shares he disclaims beneficial ownership.
(4)	Includes 50,000 restricted shares, which do not vest until December 31, 2013.

(5)	Based solely on information contained in a Schedule 13D on file with the SEC and the Company’s list of shareholders of record as of the record date. Reflects 561,757 shares owned by FS Holdings Limited, a Marshall Islands corporation, and 86,363 shares owned by Benbay Limited, a Republic of Cyprus corporation, each of which is controlled by the Restis family.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

The total gross cash compensation paid for 2010 and for the six months ended June 30, 2011 to our directors was $194,000 and $102,000, respectively. We have agreed to pay each of our non-executive directors a fee of $40 per year, except that if the U.S. Dollar/Euro exchange rate exceeds 1.35 on the last business day of each quarter, then the amount of the directors’ fees payable for that quarter will be increased so that the amount payable in U.S. Dollars will be the equivalent in Euros based on a 1.35 U.S. Dollar/Euro exchange rate. Our directors were not paid any cash directors’ fees for the last three quarters of 2011 or the first three quarters of 2012. In August and October 2012, we issued an aggregate of 199,642 and 326,790 shares of our common stock, respectively, to the non-executive members of our Board of Directors in payment of $31,000 and $30,000, per person in unpaid Board fees for the last three quarters of 2011 and the first three quarters of 2012. The aggregate number of shares to be issued to the directors was based on the closing prices of the Company’s common stock on the last day of each of the last three quarters of 2011 and the first three quarters of 2012, respectively, which are the dates that the Board fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

Management Compensation

The Company currently does not pay any cash compensation to the Company’s executive officers, including our President and Chief Executive Officer and our Chief Financial Officer. Instead, the Company has entered into an amended and restated services agreement with the Manager, pursuant to which the Company pays the Manager a monthly fee of $118,500 for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, including the services of the Company’s President and Chief Executive Officer and Chief Financial Officer, plus expenses. Management received no equity compensation in 2010. Effective June 1, 2011, the monthly fee increased to $136,275.

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In August and October 2012, we issued 1,660,694 and 2,196,500 shares of the Company’s common stock, respectively to the Manager in payment of the $926,000 and $807,000 in unpaid fees due to the Manager for the first quarter of 2012 and the third quarter of 2012, respectively, under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of the Company’s common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. All of the foregoing shares are restricted shares under applicable U.S. securities laws.

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our President and Chief Executive Officer or our Chief Financial Officer. Instead, their services are provided pursuant to the terms of an amended and restated services agreement with the Manager. Pursuant to the terms of this services agreement, we pay the Manager a monthly fee of $118,500 (on the basis that the dollar/Euro exchange rate is 1.35 or lower; if on the last business day of each month the dollar/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 dollar/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative and management services, plus expenses. Effective June 1, 2011, the monthly fee increased to $136,275. The Manager is also entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the services agreement. See “Certain Relationships and Related Transactions—Manager.”

In determining the amount to be paid to the Manager under the services agreement, our Board of Directors considers the costs incurred and expected to be incurred by the Manager in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of the Manager restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of the Manager, the results of the Company’s operations for the year, and the contribution of the Board, management and the Manager to the Company’s results. Upon consideration of the foregoing, the Board did not grant any equity awards in 2011. In August and October 2012, the Company issued 39,928 shares and 65,358 shares of our common stock, respectively, to our non-executive directors in payment of unpaid Board fees for the last three quarters of 2011 and the first three quarters of 2012, respectively.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE
/s/ Dimitris Panagiotopoulos
/s/ Keith Bloomfield

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management.

2.	The audit committee has discussed with Sherb & Co., LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

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3.	The audit committee has received the written disclosures and the letter from Sherb & Co., LLP, required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Sherb & Co., LLP their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F (Amendment No. 2) for the year ended December 31, 2011, for filing with the SEC.

THE AUDIT COMMITTEE
/s/ Focko Nauta
/s/ Didier Salomon
/s/ Dimitris Panagiotopoulos

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PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last two fiscal years for professional services rendered by Ernst & Young (Hellas) Certified Auditors Accountants S.A., our prior auditor, were as follows:

	2010	2011
Audit fees (1)	$464,000	$550,000
Audit-related fees	–	-
Tax fees	–	-
Other fees	–	-
Total	$464,000	$550,000

(1)	Audit fees represent fees for professional services related to the audit of our financial statements for the years ended December 31, 2010 and 2011.

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

PROPOSAL 2: TO APPROVE AN amendMENT TO the Company’s AMENDED AND RESTATED Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of UP TO ONE share for every 12 shares outstanding, WITH THE EXACT ratio within that RANGE TO BE DETERMINED BY THE COMPANY’S BOARD OF DIRECTORS, IN ITS DISCRETION

The Board of Directors has adopted, and the Company is seeking approval by the shareholders of, an amendment (the “Amendment”) to Paragraph D of the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), that effects a reverse stock split of the Company’s issued and outstanding common stock at a ratio of up to one share for every 12 shares outstanding, with the exact ratio within that range to be determined by the Company's Board of Directors in its discretion.

A vote FOR Proposal 2 will constitute approval of the Amendment providing for the combination of any number of shares of the Company's issued and outstanding shares of common stock, up to 12 shares, into one share of common stock and will provide the Company’s Board of Directors with the authority to determine the exact exchange ratio within that range. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to determine the exact reverse stock split ratio and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If the Amendment has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands by the date of the Company's 2013 Annual Meeting of Shareholders, the Board will abandon the Amendment constituting the reverse stock split and shareholder approval would again be required prior to implementing any reverse stock split thereafter. If implemented, the reverse stock split will become effective on the effective date of the filing with the Registrar of Corporations for the Republic of the Marshall Islands. The Amendment will not change the Company's authorized share capital or par value of the Company's shares of Common Stock. The full text of the proposed amendment is attached to this Proxy Statement as Appendix 1, and the following description is qualified in its entirety by reference to Appendix 1.

In September 2010, the Company effected a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding in order to increase the market price per share of its common stock. The price of the Company's common stock has continued to decline. As discussed below, the Board has determined it is in the Company's best interest to approve the Amendment to effect an additional reverse stock split.

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Purpose of the Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the market price per share of our common stock. We believe that the increased market price of our common stock expected as a result of implementing the reverse stock split will improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of our common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted, however, that the liquidity of our common stock may be adversely affected by the proposed reverse stock split, given the reduced number of shares that would be outstanding after the reverse stock split.

Further, our common stock is currently traded on the NASDAQ Global Market. One of the requirements for continued listing on the NASDAQ Global Market is that shares maintain a $1.00 minimum closing bid price. In June 2012, the Company received letters from The NASDAQ Stock Market stating that for the previous 30 consecutive business days, the bid price of the Company's common stock closed below the minimum $1.00 per share and the market value of the Company's publicly held common stock ("MVPHS") was below the minimum of $5,000,000. The Company has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (December 18, 2012) and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days (December 24, 2012). We are undertaking the reverse stock split so that shares of our common stock will trade above the $1.00 minimum closing bid price requirement. Although we will make every effort to maintain the listing of our common stock on the NASDAQ Global Market, the Company’s Board of Directors may determine to move the listing of the Company’s common stock to the NASDAQ Capital Market. We believe that maintaining the listing of the common stock on one of the NASDAQ markets is in the best interests of the Company and our shareholders, because this increases the liquidity of our common stock and may minimize the spread between the ‘‘bid’’ and ‘‘ask’’ prices quoted by market makers. There can be no assurances, however, that we will be able to remain listed on the NASDAQ Global Market or become listed on the NASDAQ Capital Market. In that event, the Board of Directors will consider other listing options available to the Company at the time.

For the above reasons, we believe that having the ability to effect the reverse stock split will help improve the marketability and liquidity of our common stock and achieve compliance with the NASDAQ listing requirements, and is therefore in the best interests of the Company and our shareholders.

We cannot assure you, however, that the reverse stock split will have the desired effect of proportionately raising our common stock price over the long term, or at all. The effect of a reverse split on the market price of our common stock cannot be predicted with any certainty, and the history of similar stock splits for companies in similar circumstances to ours is varied. The market price of our common stock may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance and overall stock market and economic conditions. We also cannot assure you that our common stock will not be delisted due to a failure to meet other continued listing requirements even if after the reverse stock split the market price per share of our common stock remains greater than $1.00.

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Principal Effects of the Reverse Stock Split

Common Stock Holdings. If the Amendment to give effect to the reverse stock split is approved at the Annual Meeting, it will be filed with the Registrar of Corporations of the Republic of the Marshall Islands. Each issued common share immediately prior to the effective time of the reverse stock split will automatically be changed, as of the effective time of the reverse stock split, into a fraction of a common share based on the exchange ratio of up to one share in exchange for every 12 shares outstanding, with the exact exchange ratio to be determined by the Board of Directors in its sole discretion. In addition, proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, our equity incentive plan, as well as to the number of shares issuable under, and the exercise price of, our outstanding options.

Because the reverse stock split would apply to all of our issued and outstanding common shares, the proposed reverse stock split would not alter the relative rights and preferences of existing shareholders nor affect any shareholder’s proportionate equity interest in the Company, except to the extent the reverse stock split results in any of the shareholders owning a fractional share.

Shareholders should note that it is not possible accurately to predict the effect of the reverse stock split on the market prices for the common shares. The history of reverse stock splits is varied. In particular, there is no assurance that the price per share of our common shares after the reverse stock split will increase in an amount proportionate to the decrease in the number of issued and outstanding shares, or will increase at all. In addition, there can be no assurance that the market price of the common shares immediately after the reverse stock split will be maintained for any period of time. Even if an increased share price can be maintained, the reverse stock split may not achieve some or all of the other desired results summarized above. Further, because some investors may view the reverse stock split negatively, there can be no assurance that approval of this proposal or the actual implementation of the reverse stock split would not adversely affect the market price of the common shares.

Authorized but Unissued Shares; Potential Anti-Takeover Effects. Our Amended and Restated Articles of Incorporation currently authorizes the issuance of up to 250,000,000 common shares and 5,000,000 preferred shares. The reverse stock split would not proportionately reduce the number of authorized common shares or preferred shares as designated by our Amended and Restated Articles of Incorporation. Therefore, because the number of issued and outstanding common shares would decrease, the number of common shares remaining available for issuance by us in the future would increase.

The reverse stock split will have an effect similar to an increase in the number of authorized shares of common stock of the Company. Such an increase provides the Company with additional flexibility to structure equity financings and raise capital for working capital purposes, authorize stock splits, and to otherwise meet corporate needs. The Company may consider future capital raises, depending on market conditions and the Company’s capital needs at the time. Opportunities may arise that require the Board of Directors to act quickly, such as favorable market conditions for capital financings or public offerings. This flexibility is important to the Company. The Board of Directors believes that the retaining the current number of authorized shares of common stock after the reverse stock split is necessary to enhance the Company’s ability to respond to these and similar opportunities.

Authorized but unissued shares of the Company’s common stock may be issued at such times, for such purposes and for such consideration as the Board of Directors may determine to be appropriate, without further authority from or approval by the shareholders of the Company except as may be required by applicable law or as the Board of Directors deems advisable.

Notwithstanding the foregoing, the issuance of additional shares of common stock may have certain adverse effects upon the current holders of the Company’s common stock. The approval of the proposed Amendment will have the effect of authorizing a greater number of shares of common stock for issuance. Because there are no preemptive rights with respect to the common stock, shareholders may experience a significant reduction in their shareholders’ interest with respect to earnings per share, voting, liquidation value and book and market value per share if additional authorized shares of common stock are issued, other than through a proportional issuance, such as a stock dividend. Such authorized and unissued shares of common stock may also have the effect of delaying or preventing a change in control of the Company. Shares of authorized and unissued common stock could be issued (within the limits imposed by applicable law) in one or more transactions which could make a change in control of the Company more difficult and therefore less likely. This proposal is not in response to any attempt to acquire control of the Company, however, nor is the Company aware of any such attempt.

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“Public Company” Status. Our common shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the “public company” periodic reporting and other requirements applicable to foreign private issuers under the Exchange Act. The proposed reverse stock split will not affect our status as a public company or this registration under the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd-Lot Transactions. It is likely that some of our shareholders will own “odd-lots” of less than 100 shares following a reverse stock split. A purchase or sale of less than 100 shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those shareholders who own less than 100 shares following a reverse stock split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their common shares. The Board of Directors believes, however, that these potential effects are outweighed by the benefits of the reverse stock split.

Fractional Shares

No fractional shares would be issued if, as a result of the reverse stock split, a registered shareholder would otherwise become entitled to a fractional share. Instead, shareholders who otherwise would be entitled to receive fractional shares, because they hold a number of shares not evenly divisible by five, will automatically be entitled to receive an additional whole share of common stock. In other words, any fractional share will be rounded up to the nearest whole share.

Effective Date

If the proposed Amendment to give effect to the reverse stock split is approved at the Annual Meeting, the reverse stock split will become effective on the effective date of the filing with the Registrar of Corporations for the Republic of the Marshall Islands. If the reverse split is approved, we expect to submit the Amendment on or shortly after the date of the Annual Meeting. We refer to this date as the “Effective Date.” Except as explained above with respect to fractional shares, on the Effective Date, each common share issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into that fraction of a common share based on the exchange ratio of up to one share in exchange for every 12 shares outstanding, with the exact ratio within that range to be determined by the Board of Directors, in its sole discretion.

No Dissenters’ Rights

Under Marshall Islands law, our shareholders would not be entitled to dissenters’ rights or rights of appraisal in connection with the implementation of the reverse stock split, and we will not independently provide our shareholders with any such rights.

Accounting Consequences

Following the effective date of the reverse stock split, if any, the net income or loss and net book value per share of common stock will be increased because there will be fewer shares of the common stock outstanding. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Exchange of Stock Certificates

As of the Effective Date, each certificate representing common shares outstanding before the reverse stock split will be deemed, for all corporate purposes, to evidence ownership of the reduced number of common shares resulting from the reverse stock split. All shares underlying options, warrants and other securities exchangeable or exercisable for or convertible into common shares also automatically will be adjusted on the Effective Date.

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Our transfer agent, American Stock Transfer & Trust Company LLC, will act as the exchange agent for purposes of exchanging stock certificates subsequent to the reverse stock split. Shortly after the Effective Date, shareholders of record will receive written instructions requesting them to complete and return a letter of transmittal and surrender their old stock certificates for new stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Certificates representing common shares issued in connection with the reverse stock split will continue to bear the same restrictive legends that were borne by the surrendered certificates representing the common shares outstanding prior to the reverse stock split. No new certificates will be issued until such shareholder has surrendered any outstanding certificates, together with the properly completed and executed letter of transmittal, to the exchange agent. Until surrendered, each certificate representing common shares outstanding before the reverse stock split would continue to be valid and would represent the adjusted number of shares, based on the ratio of the reverse stock split.

Any shareholder whose stock certificates are lost, destroyed or stolen will be entitled to a new certificate or certificates representing post-split shares upon compliance with the requirements that we and our transfer agent customarily apply in connection with lost, destroyed or stolen certificates. Instructions as to lost, destroyed or stolen certificates will be included in the letter of transmittal from the exchange agent.

Upon the reverse stock split, we intend to treat shareholders holding our common stock in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in “street name.” These banks, brokers and other nominees may, however, have different procedures for processing the reverse stock split. If you hold your shares in “street name” with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.

YOU SHOULD NOT DESTROY YOUR STOCK CERTIFICATES AND YOU SHOULD NOT SEND THEM NOW. YOU SHOULD SEND YOUR STOCK CERTIFICATES ONLY AFTER YOU HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT AND IN ACCORDANCE WITH THOSE INSTRUCTIONS.

No service charges, brokerage commissions or transfer taxes will be payable by any holder of any certificate that, prior to approval of the reverse stock split, represented any common shares, except that if any certificates for common shares are to be issued in a name other than that in which the certificates for common shares surrendered are registered, the shareholder requesting the reissuance will be required to pay to us any transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable and, in addition, (a) the transfer must comply with all applicable federal and state securities laws, and (b) the surrendered certificate must be properly endorsed and otherwise be in proper form for transfer.

Vote Required and Recommendation

The laws of the Republic of the Marshall Islands and our Amended and Restated Articles of Incorporation, as amended, require that, in order for us to amend our Amended and Restated Articles of Incorporation to give effect to the reverse stock split, such amendment must be approved by our Board of Directors and approved by the holders of a majority of the outstanding common shares entitled to vote on such an amendment.

Our Board of Directors has approved an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the reverse stock split. The Board determined that the reverse stock split would be advisable and in the best interests of the Company and our shareholders. The Board recommends that our shareholders vote “FOR” the amendment to the Amended and Restated Articles of Incorporation to give effect to the reverse stock split. The affirmative vote, whether in person or by proxy, of the holders of a majority of the outstanding common shares is required to approve the proposal.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO GIVE EFFECT TO THE REVERSE STOCK SPLIT.

PROPOSAL 3: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company’s Board of Directors has selected Sherb & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012. In October 2012, Sherb & Co., LLP re-audited the Company's financial statements for the years ended December 31, 2011, 2010 and 2009 and provided its audit report thereon.

Shareholder approval is not required for the appointment of Sherb & Co., LLP, because the audit committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board of Directors or the audit committee would take if the shareholders do not ratify this appointment.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this the Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-452-8770 or by mail at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.) 106 71, Athens, Greece.

OTHER BUSINESS

The Board of Directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

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INFORMATION CONCERNING SHAREHOLDER PROPOSALS

Pursuant to the Company’s Amended and Restated Bylaws and Rule 14a-8(e) promulgated by the SEC, a shareholder intending to present a proposal to be included in our Proxy Statement for our 2013 Annual Meeting of Shareholders must deliver a proposal in writing to our principal executive offices no earlier than July 26, 2013 and no later than September 26, 2013.

By Order of the Board of Directors,

Maria Badekas, Secretary

Athens, Greece

November 9, 2012

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APPENDIX 1

AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

FREESEAS INC. (THE “CORPORATION”)

PURSUANT TO SECTION 90 OF

THE MARSHALL ISLANDS BUSINESS CORPORATION ACT

I, Ion G. Varouxakis, the President and Chief Executive Officer of the Corporation, for the purpose of amending the Amended and Restated Articles of Incorporation of the Corporation, hereby certify:

1.	The name of the Corporation is: FreeSeas Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 23, 2004 and were amended and restated in their entirety as of April 26, 2005 and were further amended on September 17, 2009 and September 30, 2010.

3.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

“Simultaneously with the effective date of the filing of this Amendment (the “Effective Date”), every ____ (___) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of common stock and the number of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.”

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.	This Amendment to the Amended and Restated Articles of Incorporation was approved by a majority of the shareholders of the Corporation at an annual meeting of the shareholders of the Corporation held on December 11, 2012.

Appendix 1–Page 1

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation on this ____ day of ______________, _____.

Ion G. Varouxakis
President and Chief Executive Officer

SS.:

On this _____ day of _________, _______, before me personally came Ion G. Varouxakis known to me to be the individual described in and who executed the foregoing instrument and he duly acknowledged to me that the execution thereof was his act and deed.

Notary Public

(Seal)
Print Name of Notary

Serial Number, if any

My Commission Expires:

Appendix 1–Page 2